Megan Asset Management, Inc. Announces Extension of the Expiration Date
of the Tender Offer for Units of Bayfield Low Income Limited Partnership

BISMARCK, North Dakota, December 16, 2005 – Megan Asset Management, Inc. announced that it is extending the expiration date of its tender offer for units of Bayfield Low Income Housing Limited Partnership (the “Partnership”). The expiration date has been extended until 5:00 p.m., Eastern Standard Time, on Tuesday, December 27, 2005.
As of December 15, 2005, limited partners had tendered into the offer 574 units, representing approximately 28.7% of the outstanding units of the Partnership.
Questions with respect to the offer may be directed to Georgeson Shareholder, the information agent for the offer, at (888) 867-7024 (toll free).